

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Wendy Cassity, Esq.
Vice President, General Counsel, and Secretary
Thompson Creek Metals Company Inc.
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120

> **Re: Thompson Creek Metals Company Inc.**
> **Registration Statement on Form S-4**
> **Filed July 25, 2011**
> **File No. 333-175782**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-33783**

Dear Ms. Cassity:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. This letter includes comments relating to the Form 10-K you filed on February 24, 2011. You will not be in a position to request accelerated effectiveness for this Form S-4 registration statement until all open issues have been resolved, including the comments pertaining to the Form 10-K.

2.   Please provide updated disclosure with your next amendment. For example, and without limitation, please provide updates with respect to the financial statements filed on August 8, 2011 in your Form 10-Q for the quarterly period ended June 30, 2011.

Exhibits

Exhibit 5.4 – Opinion of Lackowicz & Hoffman

3.   Please obtain from counsel, and file, a revised opinion that provides consent to file the opinion as an exhibit to your registration statement.

4.   Please ensure that the revised opinion does not include any implication that investors are not entitled to rely on the opinion. In that regard, the final paragraph of the opinion should be revised.

Exhibit 99.1 – Form of Letter of Transmittal

5.   We note that the letter of transmittal requires note holders to make the following representation when they tender their notes for exchange: "The undersigned hereby acknowledges receipt and review of the prospectus dated _____, 2011 of Thompson Creek Metals Company Inc. (the 'Company') and this Letter of Transmittal" (emphasis added). Delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has reviewed the prospectus and the letter of transmittal.

Form 10-K for Fiscal Year Ended December 31, 2010

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Note 18- Income and Mining Taxes, page 136

6.   We note the out-of-period adjustment in 2010 of $4.5 million related to a difference between the 2009 income tax provision and the 2009 tax return, whereby TCM realized

an additional net operating loss carry-back and your determination that the adjustment was not material. Tell us how you determined the adjustment was not material to both 2010 and 2009. Address the factors in Staff Accounting Bulletin No. 99.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3707 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ellen Sheedy (via e-mail)